UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )

THE STEPHAN CO.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
858603103
(CUSIP Number)
David W. Stempel, Esq.
Bradley Arant Boult Cummings LLP
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-4632
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	858603103	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS: Richard L. Scott IRS Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ NA

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON:

IN

This Amendment No. 9 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on November 3, 2003 (the “Schedule 13D”), as amended November 12, 2003, November 25, 2003, December 4, 2003, March 3, 2004, April 9, 2004, June 4, 2004, June 15, 2004 and July 20, 2007, with respect to shares of Common Stock, $.01 par value (“Common Stock”), of The Stephan Co., a Florida corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety as follows:
5. Interest in Securities of the Issuer
The Reporting Person owns 0 shares of Common Stock of the Issuer.
The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer on December 4, 2009.
The Reporting Person sold the following shares of the Common Stock of the Issuer to the Issuer during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration

12/4/09	300,000	$2.70	$810,000.00
12/7/09	203,600	2.70	549,720.00

	503,600		$1,359,720.00

The Common Stock was sold by three different entities controlled by the Reporting Person, including the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

Signature

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 10, 2009	/s/ Richard L. Scott
Richard L. Scott